                                                                                                                August 23, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:      Independence Holding Company

            Form 10-K for Fiscal Year Ended December 31, 2004

            Filed March 16, 2005

            File No. 001-32244

Dear Mr. Rosenberg:

        This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter (the "Comment Letter") dated July 21, 2005, regarding the above referenced filing of Independence Holding Company ("IHC" or the "Company"). Below are the Staff's comments followed by our responses.

        Q1 Critical Accounting Policies

            Insurance Reserves

        For each of your health insurance products, provide us the following information in disclosure-type format to help us evaluate the adequacy of your health insurance reserves:

    The amount accrued as of the latest balance sheet date presented, the total of which should agree to the amount presented on the balance sheet.

    The amount of reserves for IBNR losses, separately from reported losses.

    The range of loss reserve estimates as determined by your actuaries.

    The key assumptions used to arrive at your best estimate of loss reserves within that range and what specific factors led you to believe this amount, rather than any other amount within the range, represented the best estimate of incurred losses.

    A discussion that explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.

        A1 The Company's health reserves by segment at December 31, 2004 are as follows (in thousands):

	Policy Claims	IBNR	Claim Reserves	Total Health Reserves

Medical Stop-Loss	$-	$80,452	$-	$80,452
Group Disability	690	13,798	47,440	61,928
Credit A&H	1,026	-	5,814	6,840
Individual A&H and Other	779	8,383	10,200	19,362

	$2,495	$102,633	$63,454	$168,582

Medical Stop-Loss

        The Company's Medical Stop-Loss segment is comprised of Employer Stop-Loss, HMO Reinsurance and Provider Excess.  The key assumptions in reserving for this segment relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the managing general underwriters ("MGUs") that produce and administer this business to the Company's underwriting guidelines.

        Much of the complexity in predicting ultimate claims and estimating reserves in Medical Stop-Loss is due to the excess of loss nature of these products.  Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Due to these fluctuations and the volatility inherent in this line of business, judgments must be made in reviewing the emerging development of this business.  The Company must determine whether changes in development represent true indications of the emerging experience or are simply due to random claim fluctuations.  In setting claim costs, the Company makes an assumption as to the trend in medical inflation for the coming year.  Changes in medical protocols and advancements in technology, as well as underlying inflation in the costs of goods and services used in healthcare, can cause medical inflation to increase at a faster rate.  The Company's MGUs are contractually required to adhere to the underwriting guidelines provided to them in, among other things, setting pricing and deductible levels.  Deviations from these guidelines could materially affect the Company's reserving assumptions.

        The Company's actuaries do not determine a range of loss estimates for this line of business since applying historical patterns to a small paid claims base would not yield an appropriate range of results.  Instead, reserves for Medical Stop-Loss are typically set at expected levels consistent with underlying pricing assumptions.  Changes to prior year reserve estimates are predominantly a reflection of actual paid claim experience in comparison to expected claim reserve levels rather than changes in assumptions.  Due to the short-term nature of Medical Stop-Loss, redundancies or deficiencies will typically emerge during the course of the following year rather than over a number of years.  For Employer Stop-Loss, the Company will typically maintain its reserves based on underlying pricing assumptions for a longer period than it will for HMO Reinsurance and Provider Excess for which reserves would be adjusted on a policy by policy basis.  Because of the small number of HMO Reinsurance and Provider Excess policies it writes, the Company is able to evaluate each policy individually for potential liability by discussing open claims with each HMO or provider group and applying completion factors using historical data.  With respect to its much larger block of Employer Stop-Loss policies, the Company will maintain its reserves at pricing until it determines that an adjustment is appropriate based on emerging experience from all of its MGUs for prior underwriting years.

Group Disability

        The Company's Group Disability segment is comprised of Long Term Disability ("LTD") and Disability Benefits Law ("DBL").  The key assumptions on which Group Disability reserves are based relate to: (i) advancements in medical treatments; (ii) the rate of disability; and (iii) recovery rates. Advancements in medical treatments could affect future recovery, termination, and mortality rates. If the rate of disability increases, for example due to an epidemic or a recessionary environment, the Company would increase reserves. In regard to recovery rate, if disabled lives recover more quickly, reserves would be reduced; if less quickly, reserves would be increased. With respect to LTD only, other key assumptions are: (i) changes in market interest rates; (ii) changes in offsets; and (iii) cost of living. Changes in market interest rates could change reserve assumptions since the payout period could be as long as 40 years. Changes in offsets such as Social Security benefits, retirement plans and state disability plans will impact reserving. Inflation factors are often built into the underlying policies. If the rate of inflation increases more quickly, reserves would have to be increased. The IBNR rate is determined by reviewing historical trends.

        As a result of the forgoing assumptions, it is possible that the historical trend may not be an accurate predictor of the future development of the block. As with most long term insurance reserves that require judgment, the reserving process is subject to uncertainty and volatility and fluctuations may not be indicative of the claim development overall. Ranges are not used to determine the ultimate amount of reported reserves for Group Disability. Based upon a review of the ratios over time, the Company uses a single estimate, which is the best estimate in management's opinion according to an interpretation of historical results and trends.

Credit Accident and Health ("A&H")

        The key assumptions used in estimating the Credit A&H reserves relate to: (i) the mix of ages of the insured; (ii) the rate of disability; and (iii) the rate of mortality of disabled lives. If the mix is skewed towards older age groups the probability of disability increases. If the rate of disability increases, the Company would increase reserves. If mortality of disabled lives improves, the Company would have to pay benefits for a longer period of time. Ranges are not used to determine the ultimate amount of reported reserves for Credit A&H. Management records its best estimate based on the Company's experience. Credit A&H policies are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. The Company establishes reserves for benefit claims that (i) have been reported, but not paid; and (ii) have been incurred, but not reported.

Individual A&H and Other

        This segment is a combination of closed lines of business as well as certain small existing lines. While the assumptions used in setting reserves vary between these different lines of business, the assumptions would generally relate to the following: (i) the rate of disability; (ii) the morbidity rates on specific diseases; and (iii) accident rates. The reported reserves are based on management's best estimate for each line within this segment. Ranges are not used to determine the ultimate amount of reported reserves for Other A&H. General uncertainties that surround all insurance reserving methodologies would apply. However, since the Company has such few policies of this type, volatility may occur due to a small number of claims.

        Q2 As you appear to have significantly revised your estimate of health insurance reserves recorded in prior years, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure regarding these changes in estimate:

  Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

  Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

  Identify the nature and timing of the change in estimates, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

  Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

  Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

        A2 Changes in the Company's total health reserves for the year ended December 31, 2004 are summarized as follows (in thousands):

Insurance policy claims
and reserves	2004

Balance at beginning of year	$175,692
Less: reinsurance recoverables	113,181
Net balance at beginning of year	62,511

Amount incurred:
Current year	85,588
Prior years	2,545

Total	88,133

Amount paid, related to:
Current year	44,146
Prior years	42,480

Total	86,626

Net balance at end of year	64,018
Plus: reinsurance recoverables	104,564
Balance at end of year	$168,582

The following table summarizes the prior year amount incurred in 2004 according to the year to which it relates, together with the reserve at the beginning of the year to which it relates (in thousands):

	Reserves at December 31, 2003	Prior Year Amount Incurred
Total Reserves
2003	$35,810	$(2,243)
2002	16,539	17
2001 and Prior	10,162	(319)
Total	$62,511	$(2,545)

        For purposes of the preceding tables, the prior year incurred amount has been revised to $2,545,000 from the originally reported amount of $5,570,000 principally to reflect the full conversion of Medical Stop-Loss data reported to the Company on a treaty year basis to a calendar year basis. Previously, the data for Madison National Life Insurance Company ("Madison") was inadvertently included in the Company-wide disclosures based on treaty year, while the data for Standard Security Insurance Company of New York ("Standard") was included after conversion from a treaty year to a calendar year basis using an actuarially developed methodology. Once the Madison data was converted from a treaty year basis to a calendar year basis, the breakdown of the current year as compared to the prior year amount incurred changed, but the total amount incurred and the year-end reserve levels did not change. The Company believes that the effect of conforming the subsidiaries' data was not material to the accuracy of its overall disclosures with respect to its reserves or the changes therein.

        MGUs report their results to the Company based on the contractual period or "treaty year" specified in the reinsurance treaty applicable to that MGU. The treaty year basis is used because reinsurers, who are responsible for their pro rata share of profit commissions earned by the MGUs, track underwriting results according to the contractual term of the reinsurance treaty. A treaty or underwriting year is typically a twelve month period during which insurance policies with different effective dates during that twelve month period are reinsured.  When the treaty year incepts after January 1st, the Company must make certain assumptions to convert the treaty year reporting provided to it to a calendar year basis.

        The following sections describe, for each segment, the deficiency (unfavorable development) or redundancy (favorable development) experienced in 2004, together with the key assumptions and changes therein affecting the reserve estimates.

Medical Stop-Loss

        The Company experienced unfavorable development of $3,000,000 in the Medical Stop-Loss segment, $3,132,000 of which relates to development in the 2003 reserves, slightly offset by positive development in prior years. Largely for the following reasons, the Company could not have been aware of these developments until 2004, the year in which we recognized the change in estimate: (i) an unexpectedly high frequency of claims reported in 2004 relating to 2003 cases as a result of an unforeseen resurgence in hospital claim trends; (ii) a general "softening" of the Medical Stop-Loss market in 2003 which did not show development until 2004; and (iii) deviations from underwriting guidelines by certain of its MGUs which were detected by the Company in its 2004 underwriting audits. The Company set its pricing and underwriting guidelines at the beginning of each treaty year based on its evaluation of its own experience and current market conditions.  Changes in market conditions through the treaty year have unexpected effects on the underwriting and rating decisions of its MGUs and produce results which vary from the expectations implicit in its pricing.

Group Disability

        The Group Disability segment had a favorable development of $735,000. This amount consists of a favorable development of $1,143,000 on the 2003 reserves primarily related to DBL and an unfavorable development of $408,000 for all other years related to LTD.

        Due to the long-term nature of LTD, in establishing loss reserves the Company must make estimates for case reserves, incurred but not reported reserves, and reserves for Loss Adjustment Expenses ("LAE").  Case reserves generally equal the Company's best estimate of the present value of the liability for future benefits to be paid on claims incurred as of the balance sheet date. The LAE reserve is calculated based on an actuarial expense study. Since the LTD block of policies is relatively small, results can vary from year to year solely on the basis of one or two policies.  It is not uncommon for a reserve of several hundred thousand dollars to be associated with one policy.  If a small number of claimants with large policy reserves were to recover or a few large claims were incurred, the results could distort the Company's reserve estimates from year to year.  However, there were no individual factors in 2004 that caused the unfavorable development in LTD. With respect to DBL, reserves for the most recent quarter of earned premium are established using a loss ratio methodology.  The loss ratio is determined by applying the completed prior four quarters of historical loss ratios to the last quarter of earned premium.  Reserves associated with the premium earned prior to the last quarter are established using a completion factor methodology. The completion factors are developed using the historical payment patterns for DBL. The favorable development in the DBL line is due to lower than expected claims.

         Since the reserving process is subject to uncertainties, the Company believes that the change in reserves for Group Disability is not unreasonable. There were no changes in the Company's experience factor or the IBNR factor for Group Disability. The reserving process used by management was consistent from 2003 to 2004.

Credit A&H

        The Credit A&H unfavorable development for 2004 was $239,000 of which $214,000 relates to 2003 reserves. There were no changes in the Company's experience factor or the IBNR factor for Credit A&H used in the reserving process from 2003 to 2004.

Individual A&H and Other

        The Individual A&H and Other segment had an unfavorable development of $41,000 for 2004. The deficiency was not due to a change in assumptions, but rather the volatility of having a relatively small block of business. The reserving process used by management was consistent from 2003 to 2004.

        Q3 Note 1. Significant Accounting Policies and Practices

        Please provide us, in disclosure-type format, to help us evaluate your accounting and the adequacy of your disclosure how you apply the following policies to your health, versus life, insurance policies: (a) deferred acquisition costs, (b) insurance reserves, and (c) premium revenue.

        A3 The Company included the following disclosure in the "Critical Accounting Policies" section of its Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed with the Commission on August 9, 2005 (the "Form 10-Q"), and will include similar disclosures in future filings in both MD&A and Significant Accounting Policies:

        Premium Revenue Recognition and Policy Charges

        Life

        Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due.

        Annuities and interest-sensitive life contracts, such as universal life and interest sensitive whole life, are contracts whose terms are not fixed and guaranteed. Premiums from these policies are reported as funds on deposit. Policy charges consist of fees assessed against the policyholder for cost of insurance (mortality risk), policy administration and early surrender. These revenues are recognized when assessed against the policyholder account balance.

        Policies that do not subject the Company to significant risk arising from mortality or morbidity are considered investment contracts. Deposits received for such contracts are reported as other policyholder funds. Policy charges for investment contracts consist of fees assessed against the policyholder account for maintenance, administration and surrender of the policy prior to contractually specified dates, and are recognized when assessed against the policyholder account balance.

        Health

        Premiums from short-duration medical insurance contracts are intended to cover expected claim costs resulting from insured events that occur during a fixed period of short duration. The Company has the ability to not renew the contract or to revise the premium rates at the end of each annual contract period to cover future insured events. Insurance premiums from annual health contracts are collected monthly and are recognized as revenue evenly as insurance protection is provided.

        Premiums related to long-term and short-term disability contracts are recognized on a pro rata basis over the applicable contract term.

        Insurance Reserves

        The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses, including legal, other fees and a portion of the Company's general expenses, for reported and unreported claims incurred as of the end of each accounting period. These loss reserves are based on actuarial assumptions and are maintained at levels that are in accordance with GAAP. Many factors could affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the Company's reserves are necessarily based on estimates, assumptions and analysis of historical experience. The Company's results depend upon the variation between actual claims experience and the assumptions used in determining reserves and pricing products. Reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that will be paid for actual claims or the timing of those payments.

        Insurance reserves differ for short-duration and long-duration insurance policies and for annuities. Reserves are based on approved actuarial methods, but necessarily include assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments.

        All of the Company's short-duration contracts are generated from our accident and health business, and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

        Health

        Liabilities for insurance reserves on certain short-term medical coverages, such as medical stop-loss, are computed using completion factors and expected loss ratios derived from actual historical premium and claim data. Reserves for medical stop-loss insurance are more volatile in nature than those for fully insured medical insurance.  This is primarily due to the excess nature of medical stop-loss, with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group.  The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims.  Furthermore, these excess claims are highly sensitive to changes in factors such as medical trend, provider contracts and medical treatment protocols, adding to the difficulty in predicting claim values and estimating reserves.  Also, because medical stop-loss is in excess of an underlying benefit plan, there is an additional layer of claim reporting and processing that can affect claim payment patterns.  Finally, changes in the distribution of business by effective month can affect reserve estimates due to the time required to accumulate claims against the stop-loss deductible, unlike fully insured medical.

        Reserves for fully insured medical business are established to provide for the liability for incurred but not paid claims.  Reserves are calculated using standard actuarial methods and practices.  Historical paid claim patterns are reviewed and estimated development factors applied to immature incurred months to calculate these reserves.

        While these calculations are based on standard methodologies, they are estimates based on historical patterns.  To the extent that actual claim payment patterns differ from historical patterns, such estimated reserves may be redundant or inadequate.  The effects of such deviations are evaluated by considering claim backlog statistics and reviewing the reasonableness of projected claim ratios.  Other factors which may affect the accuracy of reserve estimates include the proportion of large claims which may take longer to adjudicate, changes in billing patterns by providers and changes in claim management practices such as hospital bill audits.

        The Company's long term disability reserves are developed using actuarial principles and assumptions that consider, among other things, future offsets and recoveries, elimination periods, interest rates, probability of rehabilitation or mortality, incidence and termination rates based on the Company's experience. The loss reserve is made up of case reserves, incurred but not reported reserves, reopen reserves, and loss adjustment expense. Incurred but not reported and reopen reserves are calculated by a hind-sight study, which takes historical experience and develops the reserve as a percentage of premiums from prior years.

        Life

        For traditional life insurance products, the Company computes insurance reserves primarily using the net premium method based on anticipated investment yield, mortality, and withdrawals. These methods are widely used in the life insurance industry to estimate the liabilities for insurance reserves. Inherent in these calculations are management and actuarial judgments and estimates that could significantly impact the ending reserve liabilities and, consequently, operating results. Actual results may differ, and these estimates are subject to interpretation and change.

        Policyholder funds represent interest-bearing liabilities arising from the sale of products, such as universal life, interest-sensitive life and annuities. Policyholder funds are primarily comprised of deposits received and interest credited to the benefit of the policyholder less surrenders and withdrawals, mortality charges and administrative expenses.

        Interest Credited

        Interest credited to policyholder funds represents interest accrued or paid on interest-sensitive life policies and investment policies. Amounts charged to operations (including interest credited and benefit claims incurred in excess of related policyholder account balances) are reported as insurance benefits, claims and reserves-life and annuity. Credit rates for certain annuities and interest-sensitive life policies are adjusted periodically by the Company to reflect current market conditions, subject to contractually guaranteed minimum rates.

        Management believes that the Company's methods of estimating the liabilities for insurance reserves provided appropriate levels of reserves at June 30, 2005 and December 31, 2004. Changes in the Company's reserve estimates are recorded through a charge or credit to its earnings.

        Deferred Acquisition Costs

        Costs that vary with and are primarily related to acquiring insurance policies and investment type contracts are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally broker fees, agent commissions, and the purchase prices of acquired blocks of business. DAC is amortized to expense and reported separately in the Consolidated Statements of Operations.

        Life

        For traditional life insurance and other premium-paying policies, amortization of DAC is recognized over the life of the business and charged to expense in proportion to premium revenues. Assumptions used in the amortization of DAC are determined based upon the conditions as of the date of policy issue and are not generally revised during the life of the policy. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

        For investment type contracts such as annuities and interest-sensitive life business, amortization of DAC is based on the present value of the estimated gross profits ("EGPs"), which consists of margins of mortality, investment interest spreads, and other expected revenues and expenses. Adjustments are made every quarter to reflect actual gross margins experienced. Once a year, the Company reviews the underlying assumptions that produced the prospective EGPs on a best-estimate basis. Prospective unlocking occurs only when the Company determines that the current assumptions underlying the EGPs are no longer a best-estimate for the future. Factors of the best-estimate that may lead to prospective unlocking are changes in actual versus expected mortality, persistency, investment interest spreads, or other sources of the EGP.

        Health

        For health insurance policies, amortization of DAC is recognized over the life of the business and charged to expense in proportion to premium revenues.

        Q4 (I) Deferred Acquisition Costs ("DAC")

        We note that you adjust DAC each quarter to reflect revised best estimate assumptions and that any resulting DAC unlocking adjustments are currently reflected. Please tell us (a) how often you recognize unlocking adjustments (not just to DAC), (b) the reasons for the adjustments, (c) the financial statement line items affected and (d) by what amounts and how your accounting complies with FAS 60.

        A4 For interest sensitive life and annuity products accounted for under FAS 97, adjustments are made every quarter to reflect actual gross margins experienced. Once a year, the Company reviews the underlying assumptions that produced the prospective EGP's on a best-estimate basis. Prospective unlocking occurs only when the Company determines that the current assumptions underlying the EGP's are no longer a best-estimate for the future. Factors of the best-estimate that may lead to prospective unlocking are changes in actual versus expected mortality, persistency, investment interest spreads, or other sources of the EGP. The balance sheet line items affected by DAC are the asset titled "Deferred acquisition costs" and the equity account titled "Accumulated other comprehensive (loss) income". The equity account is affected by DAC due to the Shadow DAC component, which adjusts the unrealized gain or loss net of deferred tax. The income statement line item affected is "Amortization of deferred acquisition costs". The "Selling, general and administrative expenses" line item includes the net effect of the deferrable expenses and the amount of the deferral, which in general nets to zero. The Company's accounting for traditional life insurance products complies with FAS 60 since the amortization of DAC is recognized over the life of the business and charged to expense in proportion to premium revenues. The Company's expanded disclosures regarding DAC, as described in our response to Staff Question 3 and included in the Form 10-Q, will be included in future filings.

        The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission's Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer